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E COMMISSION
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02021720

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 0 8 2002
WASH, D.C.
152

SEC FILE NUMBER
8-48430

CM

PV 7/12/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/01 (MM/DD/YY) AND ENDING 04/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EAGLE ROCK SECURITIES, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

180-A Main Street
(No. and Street)

Fort Lee, New Jersey 07024
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Earl Adler, Principal 201-461-5151
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MENDELSOHN KARY BELL & NATOLI LLP
(Name — *if individual, state last, first, middle name*)

1633 Broadway, 20th Floor New York, New York 10019
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 25 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Earl Adler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eagle Rock Securities, Inc., as of April 30, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

SWORN TO AND SUBSCRIBED BEFORE ME THIS 28 DAY OF June 2002

Lorraine Thompson

Notary Public

LORRAINE THOMPSON
NOTARY PUBLIC OF NEW JERSEY
Commission No. 2263486
My Commission Expires Sept. 21, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MENDELSOHN KARY BELL & NATOLI LLP
CERTIFIED PUBLIC ACCOUNTANTS

1633 BROADWAY
NEW YORK, NY 10019
212 246-3220
FAX 212 246-3222

To the Board of Directors
Eagle Rock Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Eagle Rock Securities, Inc. (the Company), for the year ended April 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mendelsohn Kary Bell and Natoli, LLP

New York, New York
June 12, 2002

EAGLE ROCK SECURITIES, INC.

R E P O R T

FOR THE YEAR ENDED

APRIL 30, 2002

MENDELSOHN KARY BELL & NATOLI LLP
CERTIFIED PUBLIC ACCOUNTANTS

1633 BROADWAY
NEW YORK, NY 10019
212 246-3220
FAX 212 246-3222

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Eagle Rock Securities, Inc.

We have audited the accompanying statement of financial condition of Eagle Rock Securities, Inc. as of April 30, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that the Company's management is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eagle Rock Securities, Inc. as of April 30, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mendelsohn Kary Bell and Natoli, LLP

New York, New York
June 12, 2002

EAGLE ROCK SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2002

ASSETS

Current Assets:		
Cash and equivalents		$ 7,289
Commissions receivable		28,611
Total current assets		$ 35,900

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Commissions payable		$ 28,611
Stockholders' Equity:		
Common stock, $.01 par value		
Authorized, 1,000 shares		
Issued and outstanding, 100 shares	$ 1	
Additional paid-in capital	14,999	
Accumulated deficit	(7,711)	7,289
		$ 35,900

The accompanying notes are an integral part of these financial statements.

EAGLE ROCK SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED APRIL 30, 2002

Revenues:	
Commissions	$ 177,857
Other income	226
	178,083
Expenses:	
Commission expense	177,354
Registration fees and licenses	330
	177,684
Net income	$ 399

The accompanying notes are an integral part of these financial statements.

EAGLE ROCK SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED APRIL 30, 2002

	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Balance, May 1, 2001	$ 1	$ 14,999	$ (8,110)
Net income			399
Balance, April 30, 2002	$ 1	$ 14,999	$ (7,711)

The accompanying notes are an integral part of these financial statements.

EAGLE ROCK SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED APRIL 30, 2002

Cash Flows from Operating Activities:	
Net income	$ 399
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Commissions receivable	(28,611)
Commissions payable	28,611
Net cash provided by operating activities	399
Net increase in cash and equivalents	399
Cash and equivalents, May 1, 2001	6,890
Cash and equivalents, April 30, 2002	$ 7,289

The accompanying notes are an integral part of these financial statements.

EAGLE ROCK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. Principal Business Activity and Significant Accounting Policies

Principal Business Activity:

The Company, a New Jersey corporation, is a broker-dealer engaged solely in the sales of variable products of insurance companies, including variable life policies and variable annuity contracts. The Company is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD).

Cash and Cash Equivalents:

All highly liquid investments with a remaining maturity of three months or less at the date of acquisition are classified as cash equivalents. Cash balances are insured for an aggregate amount of $100,000 by the Federal Deposit Insurance Corporation.

Income Taxes:

The Company uses the cash method of reporting for income tax purposes. The Company has net operating loss carryforwards of approximately $8,000, expiring on various dates through April 2021. These loss carryforwards are available to offset future taxable income.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2002, the Company had net capital of $7,289, which was $2,289 in excess of its required net capital of $5,000.

3. Related Party Transactions

Commissions are paid to Adco, Inc., as corporate insurance agent, a party related by common ownership.

EAGLE ROCK SECURITIES, INC.

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED APRIL 30, 2002

Computation of net capital under rule 15c3-1 of the Securities and Exchange Commission:

Net Capital		
Total stockholders' equity		$ 7,289
Additions	$ -	
Deductions	-	-
Net capital		7,289
Minimum net capital required		5,000
Excess net capital		$ 2,289

A reconciliation of the Company's unaudited filing of the FOCUS report is not necessary pursuant to rule 17a-5(d)(4).

The accompanying notes are an integral part of these financial statements.